Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at November 10, 2006 unless otherwise indicated, and it should be read in conjunction with the unaudited interim consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at September 30, 2006 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).   All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and primary source of revenue is its 100% owned Jerritt Canyon mine complex where it operates several mines and an ore processing plant, located 50 miles north of Elko, Nevada.  The Jerritt Canyon mine complex consists of three underground mines, which together with ore stockpiles feed ore to an ore processing mill. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position that it controls, together with a geological database compiled over the past 28 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

2006 THIRD QUARTER OVERVIEW

During the third quarter of 2006, ore tons mined were 161,371, total ore tons milled were 297,563, ounces of gold produced were 43,781, and cash operating cost was $643 per ounce of gold produced.  Net loss for the quarter was $8.1 million.

Summary operating and financial results during the third quarter of 2006 included:

•                  The Company reported a net loss of $8.1 million on sales of 43,129 ounces of gold;

•                  The operation finished the quarter with an estimated 7,800 contained gold ounces in Jerritt Canyon ore and an estimated 15,700 contained gold ounces in ore purchased from Newmont in stockpiles adjacent to the mill;

•                  The Starvation Canyon exploration program continues to improve grade and continuity of gold mineralization;

•                  Cash and cash equivalents on September 30, 2006 totaled $5.5 million, a decrease of $5.0 million from the end of the second quarter of 2006;

•                  Unsold gold inventory on September 30,  2006 totaled 1,168 ounces; and

•                  The working capital deficit as at September 30, 2006 was $3.4 million.

RESULTS OF OPERATIONS

Queenstake Resources Ltd. implemented several cost savings initiatives toward the end of the third quarter of 2006 that are expected to yield significant reductions to operating costs going forward.  Cost initiatives completed include; discontinuing one underground mining contractor, reduction in 11% of the workforce, reorganizing and centralizing the maintenance department, removing from service the high-hours, high-maintenance cost mining equipment and deferring the production of ore tons that lie below the water table.  Management believes that these changes will provide sufficient cash flow to allow the Company to continue production and development on the Jerritt Canyon mine property.

As the Company reported in its October 4, 2006 news release, for the full year 2006, gold production from Jerritt Canyon is currently estimated at 160,000 ounces, excluding production from ore purchased from Newmont. This reflects the year-to-date mill-related production shortfalls and lower throughput rate, delays in accessing ore and deferral of the mining of higher cost areas of the mines. Cash operating costs continue to be adversely affected by increases in basic commodity prices.

At the end of the quarter, and as announced on October 4, 2006, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  The Jerritt Canyon operations showed improvement in October 2006 as a result of the cost reduction measures implemented in late September, with production and costs and sufficient cash flow to continue to fund the ongoing exploration program at Jerritt Canyon.

Operations and production summary information as compared to the same period in the prior year are as follows:

			Increase/
	Q3 2006	Q3 2005	(Decrease)
Total Tons Mined	253,915	342,355	(25.8)%
Ore Tons Mined	161,371	220,779	(26.9)%
Tons Milled	297,563	267,116	11.4%
Jerritt Grade Processed- Oz/Ton	0.21	0.21	0.0%
Newmont Grade Processed - Oz/Ton	0.09	—	N/A
Ounces Produced	43,781	49,613	(11.8)%
Ounces Sold	43,129	54,446	(20.8)%
Cash Operating Costs (in millions)	$28.1	$19.9	41.2%

The above Tons Milled, Ounces Produced and Ounces Sold are inclusive of “Newmont Purchased Ore”.

Gold production was 43,781 ounces for the third quarter of 2006.  Gold production declined by 6,640 ounces or 13% from the second quarter of 2006.  Ore tons milled were 297,563 for the third quarter of 2006, an improvement of 25,706 tons or 10% from the second quarter of 2006.

The decrease in gold production is due to declining ore tons mined from the Smith Mine and Zone 1 of SSX.  The Smith Mine was adversely affected by water inflows in excess of the capacity of the pumping system to dewater.  Ore tons below the water table in Smith are generally higher-grade and more contiguous and had been planned to provide in excess of 40% of total ore mined for the Jerritt Canyon operation during the third quarter of 2006.  At the end of the third quarter of 2006, the Company has reduced pumping activities and has deferred mining of the wet Smith Mine ore to later years.  The Jerritt Canyon area has experienced five years of successively higher rainfall precipitation and corresponding declines in evaporation.  As of September 30, 2006 the mine has received over 19 inches of rainfall compared to 9 inches for the same period in 2000.  The SSX Mine experienced grade declines due to higher mining dilution as a result of the mining of smaller, less contiguous ore blocks. Underground mine performance was positively affected by a stable underground workforce, high availability of underground production equipment, a contractor on site dedicated to development and the continuation of the Company’s excellent operating safety record.

Jerritt Canyon ore grade in the third quarter of 2006 is unchanged from the same period in 2005 at 0.21 opt gold.  The grade of ore milled decreased however to 0.18 opt gold primarily as the result of blending low-grade Newmont purchased ores.  A reconciliation table of Jerritt Canyon and Newmont purchased ore is provided below.

The increase in tons processed is due to operating two roasters together through the full third quarter of 2006.  Beginning in August 2005 and continuing through April 2006, the mill processing rate had been scaled back from operating two roasters together to one roaster at a time.  The process rate was increased in April 2006 and the second roaster fully utilized upon the commencement of delivery of purchased ore from Newmont (see “Private Placement, Ore Processing and Property Lease Agreements” below).  Comparison to operating results from previous years should be viewed in that context.  The table below summarizes production results for both Jerritt Canyon ore and ore purchased from Newmont.

	Three months ended September 30, 2006			Nine months ended September 30, 2006
	Queenstake ore	Newmont ore	Total	Queenstake ore	Newmont ore	Total
Tons processed	216,343	81,220	297,563	631,826	87,822	719,648
Grade processed (opt)	0.21	0.09	0.18	0.23	0.10	0.21
Process recovery	85.7%	90.0%	86.3%	86.1%	90.1%	86.3%
Gold ounces produced	36,889	6,892	43,781	116,607	7,468	124,075

Newmont began delivering purchased ore to the mill in April 2006 and, at the end of the third quarter of 2006 the Jerritt Canyon operation had received approximately 270,000 tons of purchased ore and had over 188,000 tons of purchased ore in stockpile.  Included in the purchased stockpile balance at the end of the third quarter of 2006, was approximately 17,000 tons of ore which Newmont had delivered to the Jerritt Canyon site in excess of the monthly contract commitments.  The Company is allowed under the terms of the purchase agreement to defer payments for excess deliveries until later periods.

Processed ore tonnage and gold production for the third quarter of 2006 were unfavourably impacted as the Company made the decision to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues.  A new mill pinion gear was installed in April 2006 and the bull gear was turned over and several cracked teeth repaired at that time.  However, through the third quarter of 2006, the new pinion gear exhibited a high degree of wear and pitting and elevated gear surface temperatures that could now pose a risk of catastrophic failure and potential collateral damage if the mill had continued to run at full capacity.  As a result of this experience, the bull and pinion gears are subject to intense monitoring and daily inspection shutdowns, further limiting mill throughput.  A new bull gear has been ordered and is expected to be delivered in January 2007.  The ball mill was operated through the third quarter of 2006 at an average of approximately 75% ball charge in order to reduce the load on the pinion and bull gear.  The Company intends to maintain the 75% ball charge and limit the risk of failure on the gears until the new bull gear is installed in early 2007.  As of November 10, 2006, the mill is operating on average at approximately 75% capacity processing a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimization of re-handling costs and other factors.

In order to minimize risk and assure optimum mill utilization, the Company has completed an analysis of critical spares and inventory.  The analysis identified areas requiring improvement especially in light of current steel component shortages and machine fabrication lead times for major mechanical components, as is being experienced across the entire Nevada gold mining industry and globally.  These areas are being addressed and a complement of critical spares inventory is expected to be in place by the fourth quarter of 2006.  At November 10, 2006, the operation has two spare pinion gears on site and has placed an order for a new bull gear that is being fabricated in Australia and will be delivered during the first quarter of 2007.

The reduced mill throughput year-to-date in 2006 has resulted in a deferral of the processing of currently stockpiled ore to 2007.  The Jerritt Canyon operations have estimated a total of approximately 7,800 contained ounces of Jerritt Canyon ore and approximately 15,700 contained ounces of purchased ore in stockpiles at the mill at the end of the third quarter of 2006. Over the rest of the year, it is planned that the mill will operate at 75% capacity, processing both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations.

Capitalized mine development of 2,394 feet (730 meters) during the third quarter was essentially on 2006 Plan, as the mining emphasis shifted to short-term production as the high-grade stockpiles were being depleted during the second quarter.  One mining contractor that had been dedicated to development was discontinued at the end of the quarter and internal crews assigned to those headings.  One mining contractor remains at Jerritt Canyon, dedicated to underground development in the Saval 2, 3 and 4 drifts to access ore bodies.

Over the past 12 months, cash operating costs were impacted by $3.2 million in increased commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $3.1 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce of $48 in the past 12 months.

Gold Prices

Market prices for gold declined steadily during the third quarter of 2006 with the high of $663 occurring on July 14, 2006.  Gold prices averaged $622 and $432 per ounce respectively for the third quarters of 2006 and 2005.  The Company realized an average sales price of $617 per ounce for the three months ended September 30, 2006.

Private Placement, Ore Processing and Property Lease Agreements

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited, a subsidiary of Newmont, whereby Newmont purchased 28.5 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.2 million.  As part of the private placement, Newmont received warrants exercisable to acquire up to 28.5 million additional common shares of Queenstake at a price of Cdn $0.55 through April 12, 2010. These warrants would generate Cdn $15.7 million in cash if exercised.  Through April 13, 2008, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement are being used to fund exploration and for other corporate uses.

Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed by mineral lease three of its Nevada early-stage exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year of ore or concentrate over two years.  Queenstake is paying Newmont the net amount for the recoverable ounces in the purchased concentrates and ore, less commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.  The purchase of Newmont’s concentrates and ore is expected to increase the Jerritt Canyon mill throughput to approximately 95% of its previously demonstrated capacity of approximately 1.5 million tons per year, which is expected to lower the Company’s unit operating costs by spreading the fixed costs over more ounces produced.

Redevelopment Plan – August 2005

During the third quarter of 2005, the Company scaled back the mill processing rate, operating one roaster rather than two together, for an average of between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005.  This change in mill throughput represented a significant change from historical processing practices at Jerritt Canyon.  Comparison to operating results from previous years should be viewed in that context.

Gold Production

Gold production during the three-month period ended September 30, 2006 was 43,781 ounces, a 12% decrease from the same period in 2005.  Although a decrease in gold production was expected under the 2006 Plan, production was also negatively affected by the mining and process capacity limitations discussed previously.

Quarterly production and financial information provided below as at September 30, 2006 is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 1 — Jerritt Canyon Quarterly Production Statistics

	Three months ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Gold ounces produced	43,781	50,421	29,873	45,555	49,613	54,156	54,767	60,384
Gold ounces sold	43,129	51,216	28,488	46,828	54,446	50,560	50,850	64,723

Average sales price per ounce	$617	$627	$553	$485	$442	$428	$427	$432
Cash operating costs per ounce(1)	$643	$461	$558	$413	$401	$371	$365	$336

Ore tons mined	161,371	188,283	228,963	223,060	220,779	234,625	280,635	320,505
Tons processed	297,563	271,857	150,228	211,587	267,116	316,800	311,434	331,619
Grade processed (opt)	0.18	0.22	0.25	0.25	0.21	0.21	0.21	0.21
Process recovery	86.3%	86.0%	86.4%	86.8%	86.5%	87.3%	85.8%	85.0%

(1)             The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5.

Cash operating costs for the third quarter of 2006 were $643 per ounce of gold.  Cash operating costs per ounce for the third quarter of 2006 were 60% higher than the same period of 2005 due to the decreased ore mined and mill mechanical issues discussed previously and increasing fuel, labor and commodity prices.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

Statements of Income

The Company reported a net loss of $8.1 million ($.01 per share) for the quarter ended September 30, 2006 as compared to a net loss of $4.3 million ($.01 per share) for the corresponding quarter in 2005.  The principal components of the loss for the quarter ended September 30, 2006 were: loss from operations of $8.5 million, interest expense of $0.1 million and other income, net of expense, of $0.5 million.  Principal components of the loss for the quarter ended September 30, 2005 were: loss from operations of $5.0 million, $0.4 million foreign exchange gains and other income, net of expense, of $0.3 million.  Loss from operations is illustrated in Table 2.

Table 2 – Loss from operations

	Three months ended		Nine months ended
(In millions of U.S. Dollars)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	Unaudited	Unaudited	Unaudited	Unaudited
Gold sales	$26.6	$24.1	$74.5	$67.5
Costs and expenses
Cost of sales	28.2	22.9	69.0	62.0
Depreciation, depletion and amortization	3.6	3.1	10.8	13.4
Non-hedge derivatives	—	0.4	0.2	1.5
Exploration	2.0	1.5	3.3	2.9
General and administrative	0.9	0.9	3.3	4.1
Accretion of reclamation and mine closure liabilities	0.3	0.2	0.9	0.5
Stock-based compensation	0.1	0.1	1.1	0.6
	35.1	29.1	88.6	85.0
Loss from operations	$(8.5)	$(5.0)	$(14.1)	$(17.5)

During the three months ended September 30, 2006, revenues of $26.6 million were generated from the sale of 43,129 ounces of gold at an average realized gold price of $617 per ounce.  Revenues for the same period in 2005 were $24.1 million generated from the sale of 54,446 ounces at an average realized gold price of $442 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon operations.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

DD&A charges were $3.6 million for the three-month period ended September 30, 2006 compared with $3.1 million for the same period in 2005.  DD&A for this period as reported on the Interim Consolidated Statement of Net Income includes an additional $0.3 million due to the reduction of stockpiled ore and work-in-process inventory levels from the previous quarter.

Non-hedge derivative financial instruments, consisting of gold put option contracts, were purchased to protect against the risk of falling gold prices.  The Company does not use gold forward sales contracts to fix future gold prices realized.  During the three-month period ended September 30, 2006, there were no costs associated with the purchased gold put option contracts, as the value of all remaining gold put options was written off during the second quarter of 2006.  The cost associated with the purchased gold put option contracts was $0.4 million during the same period ending in 2005.

Exploration expense for the three-month periods ended September 30, 2006 and 2005 was $2.0 million and $1.5 million, respectively, all associated with the Jerritt Canyon District.  Exploration expense was higher in the third quarter of 2006 due to an acceleration of exploration activity on the Starvation Canyon project based on encouraging results experienced.  The total exploration expenditure for 2006 is expected to be $5.0 million, compared with the $3.9 million spent in 2005.

General and administrative (“G&A”) costs are associated with the Company’s corporate offices.  During the three-month period ending September 30, 2006, G&A costs were $0.9 million, unchanged from the same period in the prior year.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expense for the three-month periods ended September 30, 2006 and 2005 was $0.3 million and $0.2 million, respectively.  The increase in accretion expense from the prior year can be primarily attributed to changes in the estimate of reclamation and mine closure costs.  During 2005 and through the third quarter of 2006, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

The principal remaining components of the Company’s net income/(loss) are illustrated in Table 3.

Table 3 – Other Net Income/(Loss) Components

	Three months ended		Nine months ended
(In millions of U.S. Dollars)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	Unaudited	Unaudited	Unaudited	Unaudited
Interest expense	$0.1	$—	$0.2	$0.4
Other income, net of other expense	(0.5)	(0.3)	(1.0)	(0.7)
Foreign exchange (gain) loss	—	(0.4)	(0.2)	(0.2)
Gain on disposal on assets	—	—	(0.1)	—
Write-down of assets	—	—	0.2	—
	$(0.4)	$(0.7)	$(0.9)	$(0.5)

Other income, net of other expense of $0.5 million and $0.3 million for the three-month periods ended September 30, 2006 and 2005, respectively, are primarily the result of interest earned on surplus cash balances.  A foreign exchange gain of $0.4 million in 2005 reflected the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves during the quarter.

Table 4 - Summary of Quarterly Results

	Three months ended (Unaudited)
(In millions of U.S. Dollars, except per share data)	Sep-30-06	Jun-30-06	Mar-31-06	Dec-31-05	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04
Total revenues	$26.6	$32.2	$15.8	$22.7	$24.1	$21.7	$21.7	$27.9
Net income (loss)	(8.1)	0.7	(5.8)	(2.6)	(4.3)	(5.7)	(7.1)	(4.6)
Net income (loss) per share - basic	(0.01)	—	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold as illustrated in Table 2.

In addition to the impact of operating costs and gold production, the net loss variations recognized from quarter to quarter during 2005 reflected increased corporate general and administrative costs, including approximately $1.0 million in corporate restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan in the third quarter, a $0.9 million non-cash write down in the value of outstanding gold put options, which were classified as non-derivative financial instruments in the fourth quarter, and other non-operating expense items.

Gold prices have trended generally upward during the past five years, achieving a 25-year high of $725 per ounce in May 2006.  The increase from the former high of $537 per ounce in December of 2005 can be attributed to a number of factors, including: a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market.  The Company realized an average sales price during the third quarter of 2006 of $617 per ounce, $5 lower than the average spot price for the period in 2006, and $175 or 40% higher than the average realized gold sales price during the same period in 2005 of $442.  The Company sells its gold production at the spot price and has no forward sales commitments.

In 2005, the Company purchased 147,000 gold put options with strike prices ranging from $400 to $425 per ounce, that expire monthly beginning the first quarter of 2006 through the first quarter of 2007 at a cost of $1.1 million.  During the first quarter of 2006, 30,000 put options expired and were expensed.  No new put options were acquired in 2006 and the Company wrote off the remaining $0.02 million in value of outstanding gold put options during the second quarter.  Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Capitalized mine development of 2,394 feet (730 meters) was essentially on plan during the third quarter of 2006 compared with 2,570 feet (783 meters) completed in the same period of 2005.  The mine discontinued one of its mining contractors at the end of September 2006.  A mining contractor remains on site dedicated to underground development in the Saval 2, 3 and 4 drifts to access short-term production ore bodies.

Queenstake invested $2.0 million in exploration during the third quarter of 2006 with five surface drill rigs working at the Jerritt Canyon District, at Starvation Canyon and other targets.  On August 3, 2006 the Company announced one of the best drill intercepts in the three-decade history of Jerritt Canyon: an intercept at Starvation Canyon of 140 feet with an average grade of 0.46 ounce of gold per ton (opt) or 43 meters of 16 grams of gold per ton (gpt).  This interval included an intercept of 70 feet of 0.6 opt (21 meters of 22 gpt).  This discovery of high-grade gold mineralization at Starvation Canyon is located between two known gold resource zones and could potentially represent a new trending gold-bearing structure.  Exploration expenditures are forecast to be $5.0 million for 2006, limited by availability of drill rigs.

The Company is evaluating development of an exploration drift for the Starvation Canyon project that could more rapidly advance the project using underground drill platforms.  Preliminary designs indicate that an 800-foot drift would reach the known boundary of the west zone.

The near-mine exploration program from surface and underground drilling continues and the Company expects to announce updated drill results during the fourth quarter of 2006.

During the third quarter of 2006, underground exploration continued at the SSX-Steer Mine Complex, the Mahala, West Dash and West Coulee deposits at the Smith Mine, with 726 holes completed, totaling 77,572 feet of drilling.  Since acquiring the Jerritt Canyon gold mining and processing operations in 2003, the Company has been successful each year in growing proven and probable reserves, net of depletion from production.  Through selectively targeting high-probability resources, the Company expects to again replace proven and probable reserves, net of depletion from production, at year-end 2006.

Mineral Reserves and Resources

It is the policy and practice of the Company to update mineral reserves and resources on an annual basis at the end of the calendar year based on recent geology, drilling and grade information derived from the past field season.

Estimated proven and probable mineral reserves totaled 877,900 ounces of gold contained in 3.7 million tons of ore at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons of ore at an average grade of 0.24 opt.  The Company also estimated inferred resources of 2.7 million tons of ore at an average grade of 0.23 opt for 605,600 contained ounces of gold.  The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.   The reserve report prepared by SRK was filed on SEDAR on May 4, 2006.  See the report filed for details of reserve and resource estimation methodology and assumptions used.

Measured and indicated mineral resources at December 31, 2005 were lower than in 2004, largely due to a refinement of the geologic models used in the redevelopment initiative.  The application of smaller, narrower blocks in mine planning resulted in less total resources but enhanced the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves improved from 24% to 36% at December 31, 2005.  The Qualified Person for the technical information contained in this Management’s Discussion and Analysis section is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of the Company.

Risks and Uncertainties

This document contains “forward-looking statements” that involve various risks and uncertainties.   The Company relies on forecasts, estimates and projections related to production, operating costs and global economic factors all of which are subject to events or results that may not be anticipated, estimated or intended (see “Cautionary Statement Regarding Forward-Looking Statements” below.)

The Company is subject to various financial and operational risks due to factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the U.S. dollar relative to other currencies, interest rates and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its mineral reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and various other commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company competes with other mining companies for experienced personnel to staff mining and administrative positions.  The demand for mining engineers, geologists, accounting and other professional positions is intense among mining companies.  The demand for trades-persons including underground miners, mechanics, electricians and millwrights is also high and the available workforce is limited.  The Company actively seeks to offset these pressures by providing competitive wages and salaries, industry standard benefits, excellent training, advancement opportunities and a safe workplace.  However, there remains a risk that manpower needs will not be met and production shortfalls will result.

The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process Newmont purchased ore at a later date.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.

The Company has purchased and accumulated significant amounts of gold inventory contained in ore stockpiles.  Although the Company uses industry best practices in determining the gold grade and estimated recovery of ores placed in stockpiles, there is a risk that gold losses can occur in storage and handling of the ore and, that ounces recovered from stockpiles may be significantly different than calculated.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable mineral reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible.  As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested.  Although the Company has attempted to ensure satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its mineral reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, equity financing completed by the Company is primarily in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies to the extent of cash reserves held in Canadian dollars.

Reconciliation of Non-GAAP Measures

Table 5 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to costs of sales as reported in the Consolidated Statements of Net Income (Loss).

Table 5 – Cash Operating Costs per Ounce

	Three months ended		Nine months ended
(In millions of U.S. Dollars)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cost of sales per Consolidated Statements of Net Income (Loss)	$28.2	$22.9	$69.1	$62.0
Less: Royalty expense and production taxes included above	(0.4)	(0.5)	(0.8)	(2.5)
Effects of inventory and other adjustments	0.3	(2.5)	(0.6)	0.5
Cash operating costs associated with ounces produced	28.1	19.9	67.7	60.0

Ounces produced	43,781	49,613	124,075	157,356

Cash operating costs per ounce	$643	$401	$546	$381

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had a working capital deficit of $3.4 million, a reduction of $10.9 million from June 30, 2006, primarily due to the increase in purchased ore stockpile inventories and reimbursable reclamation related receivables.  Newmont continued to deliver purchased ore tons to the property throughout the third quarter on the schedule as originally agreed and, at the current process capacity, the mill was generally not able to process the delivered tons, thereby building purchased ore inventory in stockpile.  At September 30, 2006 the Company was carrying $5.5 million in purchased ore inventory.  The Company paid $3.3 million to Newmont during the third quarter of 2006 and $6.1 million year-to-date in 2006 in accordance with the terms of the Newmont contract for purchased ore.  At September 30, 2006, the Company owed Newmont $4.2 million for ore delivered.

At the end of the third quarter, Queenstake completed an internal review of its Jerritt Canyon operations.  The principal conclusion of this review was that, in order to lower its production costs, Queenstake will defer production from higher cost portions of Jerritt Canyon’s three underground mines.  Specifically, production from below the current water table at the Smith Mine and from Zone 1 of the SSX Mine will be deferred.

In addition, other cost reduction measures were implemented, including reducing the cost of contract underground development, streamlining maintenance, with the reduced production rates allowing for the discontinuance of the use of higher cost mining equipment.  Deferral of the higher cost production led to a reduction in work force by 47 employees (or about 11%) to 370 employees at Jerritt Canyon.  The Jerritt Canyon operations showed improvement in October 2006 as a result of the cost reduction measures implemented in late September, with production and costs generally consistent with the revised plan and sufficient cash flow to continue to fund the ongoing exploration program at Jerritt Canyon.

These decisions are expected to reduce expenses by approximately $16 million per year at Jerritt Canyon. The estimated annual savings include approximately $12 million (15% reduction) in cash operating costs and approximately $4 million (20-25% reduction) in development contractor costs.

Working capital was $4.8 million at December 31, 2005 and $8.6 million at September 30, 2005.  Cash and cash equivalents were $5.5 million at September 30, 2006 a decrease of $5.0 million from June 30, 2006.  Unsold gold inventory was $0.6 million at September 30, 2006, a decrease of $0.1 million from June 30, 2006.  Cash and cash equivalents were $10.2 million at December 31, 2005 and $14.0 million at September 30, 2005.  As compared to December 31, 2005, the $6.4 million increase in inventories, representing a significant build up in purchased ore stockpiled, was offset by a $19.1 million increase in accrued liabilities and trade payables, including $4.2 million related to ore purchased at the end of the quarter, higher energy and commodity costs, reclamation projects and costs related to contracted mine development.  The Company has estimated that there are approximately 7,800 ounces contained in the Jerritt Canyon ore stockpile and approximately 15,700 ounces in the Newmont purchased ore stockpile at the mill at September 30, 2006.   For the rest of 2006 and into the first quarter of 2007, it is anticipated that the mill will be running at approximately 75% of capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations.  The Company’s cash flows from operations for the rest of 2006 are expected to be sufficient to fund currently planned mining operations, exploration, capital expenditures, property obligations and general and administrative activities.

The Company expects to receive $6.2 million in the fourth quarter of 2006 for reclamation project expenditures reimbursable under the Company’s Environmental Risk Transfer Program.

Upon completion of the installation of the new bull gear on the mill, which is planned for the first quarter of 2007, the Company anticipates that the mill will be able to operate at its full capacity of approximately 1.3 million tons per year.  At this expected processing rate, the accumulated purchased ore inventory is expected to be depleted by the third quarter of 2007 with cash proceeds realized as the ounces are sold.  Under the current 2007 mine production and processing planning, purchased ore tons is expected to make up more than 50% of mill throughput.

The Company invested $5.4 million in the Jerritt Canyon mines during the third quarter of 2006, principally in underground mine development and in purchasing and refurbishing plant and equipment.  The Company anticipates investing an additional $3.5 million for capital investment in mine development, new mining equipment and reserve conversion programs through the end of 2006.  As mentioned earlier, the Company continues to experience higher commodity costs, which also impact underground mine development costs.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash used by financing activities during the third quarter of 2006 was $0.3 million compared to net cash used of $1.0 million during the same period of 2005.  During the third quarter of 2006, financing activities included $0.2 million the Company received from exercise of warrants, offset by commissions paid and legal expenses for the Newmont transaction (see “Private Placement, Ore Processing and Property Lease Agreements” above).

The Company’s material contractual obligations at September 30, 2006 are illustrated in Table 6.

Table 6 – Material Contractual Obligations

	Payments due by period
(In millions of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.1	$1.0	$2.1	$—	$—
Operating leases	0.6	0.2	0.4	—	—
Non-hedge derivative financial instruments	0.2	0.2	—	—	—
Total material contractual obligations	$3.9	$1.4	$2.5	$—	$—

On April 13, 2006, the Company entered into an agreement with Newmont to process ore at the Company’s Jerritt Canyon facility.  The Company is committed to process 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process purchased ore at a later date, up to a year following the date of delivery.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.  Since commencement of deliveries in April 2006 and through September 30, 2006 the Company received approximately 270,000 tons of ore pursuant to the agreement, including approximately 17,000 tons in excess of scheduled deliveries.

OUTLOOK

Full Year 2006

The Company had previously announced on October 4, 2006 estimated fourth quarter production of 40,000 ounces of gold from Jerritt Canyon at cash operating costs of about $420 per ounce.  The Company continues to expect fourth quarter production of approximately 40,000 ounces of gold from Jerritt Canyon, excluding gold produced from ore purchased as part of the ore purchase agreement with Newmont (see “Private Placement, Ore Processing and Property Lease Agreements” below.)  The Company is less confident of achieving the $420 cash operating costs per ounce. Jerritt Canyon costs for October 2006 appear to be generally in line with the revised operating plan and the cost cutting measures appear to be taking effect. However, the Company is analyzing the full impact of the cost reduction measures implemented as well as evaluating further possible measures. In view of uncertainties in ongoing operating costs, the Company is not providing cost guidance for the fourth quarter of 2006.

As the Company reported in its October 4 news release, for the full year 2006, gold production from Jerritt Canyon is currently estimated at 160,000 ounces, excluding production from ore purchased from Newmont. This reflects the year-to-date mill-related production shortfalls and lower throughput rate, delays in accessing ore and deferral of the mining of higher cost areas of the mines. Cash operating costs continue to be adversely affected by increases in basic commodity prices.

Exploration expenditures are expected to be $5.0 million in 2006, compared with $3.9 million in 2005.  Capital expenditures in 2006 are estimated to be approximately $21.0 million, compared with $21.6 million in 2005.  The estimated capital expenditures for the year includes $15.0 million for capitalized mine development and $1.0 million for the spare pinion and bull gears.  Corporate general and administrative costs are estimated at approximately $4.0 million in 2006.  The Company expects to fund the balance of these 2006 estimated expenditures from existing cash and expected cash flow from operations.  Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price of $600 to $650 per ounce.

It is expected that total development drifting footage will be 30,000-35,000 feet in 2006, which should be sufficient to achieve the 2006 production estimates and to prepare for mining in 2007.  As in the case in most underground mines, final engineering design (including development) depends upon detailed determination of ore block geometry which is not possible until close-spaced infill drilling has been completed.  Capitalized mine development, constituting major haulage-ways that provide access to a number of ore bodies and will be utilized for more than 12 months, is expected to be 7,000-7,500 feet in 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable mineral reserves at Jerritt Canyon.  In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves.  The Company engaged an independent consulting firm, to review the Company’s mineral reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR May 4, 2006.  If these estimates prove inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of mineral reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate any significant impact to the Jerritt Canyon mineral reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are currently funded by the Company by means of the restricted cash account established with AIG.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold.  The Company has purchased non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices.  The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses.  The Company does not use gold forward sales contracts to fix future gold prices realized.  The Company did not purchase any gold put options during 2006 year-to-date.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 8.

Table 7 – Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common share purchase warrants	Common share purchase options
Balance, September 30, 2006	582,936	75,112	17,848
Common shares issued in private placement
Warrants exercised	641	(641)
Options exercised	90		(90)
Options expired			(655)
Balance, November 10, 2006	583,667	74,471	17,103

CONTROLS AND PROCEDURES

The Company maintains a system of internal controls and procedures over financial reporting designed to safeguard assets and ensure the financial information is reliable.  Pursuant to regulations adopted by the United States Securities and Exchange Commission (“SEC”), under the Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management, with the participation of its Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), have evaluated the effectiveness of the Company’s internal controls and procedures over financial reporting and disclosure, as required under the Securities Exchange Act of 1934 (the “Exchange Act”).  Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.   Because of the inherent limitations in all control systems, including resource constraints and costs, these systems cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

During the 3rd quarter of 2006, management identified certain significant deficiencies relating to internal controls over financial reporting.  These deficiencies are:

•                                    Deficiencies in specific aspects of the Company’s information technology systems

•                                    Inadequate evidence of review and approval for accounting journal entries

•                                    Insufficient evidence of approval for disbursements

•                                    Inadequate segregation of duties in specific areas

Management believes that the aggregate of the above issues does not constitute a material weakness.  However, the deficiencies have been discussed with the Audit Committee, and management has initiated an action plan to address these areas and enable it to meet the certification and attestation requirements of SOX for 2006.  The Company presently files management certifications annually under Section 302 and Section 906 of SOX, and expects to comply with the reporting requirements of Section 404 of SOX as required by law.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Mineral “resources” or “resource” used in this document are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this document is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake. The Company’s technical report on reserves and resources with respect to Canadian National Instrument 43-101 was filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact herein including, without limitation, statements regarding potential mineral resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs,  (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development production and cost estimate risks and other risks, which are described above under “Risks and Uncertainties” as well as in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements; in particular, the estimates do not include input cost increases or gold price variations that could occur in future.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	September 30, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$5,494	$10,225
Trade and other receivables - Note 3	6,207	463
Inventories - Note 4	13,319	6,519
Marketable securities	13	13
Prepaid expenses - Note 5	2,413	1,499
Total current assets	27,446	18,719

Restricted cash - Note 6	27,275	27,165
Mineral property, plant and equipment, net - Note 7	53,972	45,692
Other assets - Note 8	1,329	1,763
Total assets	$110,022	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$28,763	$11,063
Other current liabilities - Note 9	2,130	2,846
Total current liabilities	30,893	13,909

Other long-term obligations - Note 10	2,122	2,117
Reclamation and mine closure - Note 11	26,900	26,382
Total liabilities	59,915	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 582,936,489 (2005 - 550,021,360) - Note 12	143,176	131,804
Contributed surplus - Note 13	2,963	1,973
Convertible securities - Note 15	14	14
Deficit	(96,046)	(82,860)
Total shareholders’ equity	50,107	50,931
Total liabilities and shareholders’ equity	$110,022	$93,339

Approved on behalf of the Board:
/s/ John Hick	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005	2006	2005

Gold sales	$26,610	$24,076	$74,528	$67,451
Costs and expenses
Cost of sales	28,160	22,907	69,050	62,046
Depreciation, depletion and amortization	3,618	3,058	10,819	13,411
Non-hedge derivatives - Note 8	—	388	207	1,528
Exploration	1,979	1,474	3,303	2,859
General and administrative	919	890	3,275	4,090
Accretion of reclamation and mine closure liability - Note 11	293	194	880	460
Stock-based compensation - Note 13	143	146	1,057	571
	35,112	29,057	88,591	84,965
Income (loss) from operations	(8,502)	(4,981)	(14,063)	(17,514)

Interest expense	103	47	209	372
Other income, net	(496)	(302)	(1,019)	(697)
Foreign exchange (gain) loss	(4)	(424)	(162)	(165)
(Gain) loss on disposal of assets	(5)	—	(102)	—
Loss on write down of assets	31	—	197	—
	(371)	(679)	(877)	(490)
Net income (loss)	$(8,131)	$(4,302)	$(13,186)	$(17,024)

Net Income (loss) per share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares outstanding (000’s) - basic	582,692	549,842	569,787	495,545

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(In Thousands of U.S. Dollars)	2006	2005	2006	2005

Deficit, beginning of period	$(87,915)	$(75,911)	$(82,860)	$(63,189)
Net Income (loss)	(8,131)	(4,302)	(13,186)	(17,024)
Deficit, end of period	$(96,046)	$(80,213)	$(96,046)	$(80,213)

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(In Thousands of U.S. Dollars)	2006	2005	2006	2005
OPERATING ACTIVITIES
Net loss	$(8,131)	$(4,302)	$(13,186)	$(17,024)
Non-cash items:
Depreciation, depletion and amortization	3,618	3,058	10,819	13,411
Write down of assets	31	—	197	—
(Gain) on disposal of assets	(5)	—	(102)	—
Accretion of reclamation and mine closure liability	293	194	880	460
Write down of non-hedge derivatives	—	388	207	1,528
Stock-based compensation	143	146	1,057	571
Foreign exchange loss	(4)	(424)	(162)	(165)
Loss on sale of marketable securities	—	—	—	38
Write down of marketable securities	—	3	—	7
	(4,055)	(937)	(290)	(1,174)

Reclamation costs incurred	—	(500)	(362)	(500)
Changes in non-cash working capital:
Inventories	(737)	2,372	(6,374)	23
Accounts receivable and prepaid accounts	(6,150)	1,029	(5,731)	723
Accounts payable and accruals	11,982	3,978	19,094	(5,484)
Cash provided by (used in) operating activities	1,040	5,942	6,337	(6,412)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(5,445)	(7,745)	(20,404)	(14,806)
Proceeds from sale of assets	100	—	121	—
Sale of marketable securities	—	—	—	442
Restricted cash	(345)	(122)	(110)	(373)
Cash (used in) investing activities	(5,690)	(7,867)	(20,393)	(14,737)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 12	174	44	11,305	30,393
Notes payable and leases	(478)	(1,002)	(1,976)	(1,392)
Deferred financing costs	(4)	—	(4)	—
Cash provided by (used in) financing activities	(308)	(958)	9,325	29,001

Net increase (decrease) in cash and cash equivalents	(4,958)	(2,883)	(4,731)	7,852
Cash and cash equivalents, beginning of period	10,452	16,867	10,225	6,132
Cash and cash equivalents, end of period	$5,494	$13,984	$5,494	$13,984
Supplemental cash flow information - Note 16

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED – SEPTEMBER 30, 2006

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.             General

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information.  Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made.  These adjustments are of a normal and recurring nature.

Interim operating results for the period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2005.

These interim consolidated financial statements were prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assumes that the Company will be able to discharge its liabilities and realize the carrying value of its assets in the normal course of operations.  Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  These adjustments could be material.

At September 30, 2006, the Company has a working capital deficiency of $3.4 million, a significant loss from operations and negative operating cash flow before changes in non-cash operating working capital.  The Company is pursuing several initiatives to address these issues, including releasing one underground mining contractor, a 11% reduction of the labor force, reorganizing and centralizing the maintenance department, idling the high-hours and high-maintenance mining equipment and deferring the timing of production of ore tons that lie below the water table.  Management believes that these actions make the use of the going concern basis appropriate; however, it is not possible at this time to predict the outcome of these matters and there can be no assurance that the steps management is taking will be successful.  If the going concern basis is not appropriate, adjustments may be necessary in the carrying amount and/or classification of assets, liabilities and expenses in these financial statements.

2.             Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada.

(b)       Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company.  All material intercompany transactions and balances have been eliminated.  The Company’s subsidiaries and percentage of ownership at September 30, 2006, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

•                  Castle Exploration Inc. (Colorado) – 100%

(c)        Stockpiles

Stockpiles represent ore that has been mined or purchased and is available for future processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization related to mining operations, and removed at each stockpile’s average cost per recoverable ounce.  Costs related to purchased ore are based upon the contracted purchase price.

The current portion of stockpiles is determined based on the expected amounts to be processed within the next 12 months.  Stockpiles not expected to be processed within the next 12 months are classified as long-term.

Stockpiles are carried at the lower of average cost or net realizable value.  Net realizable value represents the estimated future sales price of the product based on current balance sheet values, less the estimated costs to complete production and bring the product to sale.  Write-downs of stockpiles, resulting from net realizable value impairments, are reported as a component of cost of sales.

(d)  Comparative figures

Certain amounts in prior periods have been reclassified in order to conform to the current period’s presentation.

3.             Trade and other receivables

	September 30, 2006	December 31, 2005
Reclamation receivable	$6,163	$411
Receivable from employees	37	45
Other	7	7
	$6,207	$463

Reclamation receivable is related to reclamation project expenditures, reimbursable under the Company’s Environmental Risk Transfer Program.  For further discussion, see Notes 6 and 8.

4.             Inventories

	September 30, 2006	December 31, 2005
Finished goods	$218	$64
Stockpiled ore	1,109	1,768
Purchased ore	5,507	—
Work-in-process	2,125	1,371
Materials and supplies	4,360	3,316
	$13,319	$6,519

Purchased ore was purchased from Newmont under an ore and concentrate purchase agreement and is expected to be processed in the next twelve months.  At the end of the previous quarter, the Company reported approximately $2.4 million in long-term purchased ore, which was delivered ahead of schedule and was not expected to be processed within the next year.  However, ore deliveries from Newmont decreased in the third quarter, resulting in a significant portion of the excess ore being moved into current processing schedules.  It now appears that all the remaining ore will be processed in the coming year and therefore has been reclassified from the long-term asset category to current assets.   See further discussion in Note 18.

5.             Prepaid expenses

	September 30, 2006	December 31, 2005
Prepaid insurance	$1,348	$783
Prepaid federal land fees	851	540
Other	214	176
	$2,413	$1,499

6.             Restricted cash

	September 30, 2006	December 31, 2005
Commutation Account	$25,915	$25,766
Interest earned	774	707
Reclamation costs incurred by Company	(362)	(558)
	26,327	25,915
Workman’s compensation self-insurance	154	522
Other restricted cash	794	728
	$27,275	$27,165

On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (See Note 8).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal, plus interest earned on the principal, is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.  During the second quarter of 2006, the Company was able to reduce the required letter of credit to $0.2 million as a result of reduced worker’s compensation claim activity.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment.  The remaining restricted cash balances represent various land grant bonds and a small amount of interest earned on the balances that will be transferred to operating cash.

7.             Mineral property, plant and equipment, net

	December 31, 2005	Additions / (Depreciation)	Disposals	Writeoffs	September 30, 2006
Cost:
Mineral properties and deferred costs
Jerritt Canyon	$59,047	$11,529	$—	$—	$70,576
Plant and equipment
Jerritt Canyon	28,276	7,980	(85)	(195)	35,976
Subtotal Jerritt Canyon	87,323	19,509	(85)	(195)	106,552

Office equipment	74	1	—	(4)	71
Total cost	$87,397	$19,510	$(85)	$(199)	$106,623

Accumulated depletion and depreciation
Mineral properties and deferred costs
Jerritt Canyon	$(29,398)	$(6,531)	$—	$—	$(35,929)
Plant and equipment
Jerritt Canyon	(12,274)	(4,473)	66	—	(16,681)
Subtotal Jerritt Canyon	(41,672)	(11,004)	66	—	(52,610)

Office equipment	(33)	(10)	—	2	(41)
Total accumulated depletion and depreciation	(41,705)	(11,014)	66	2	(52,651)
Mineral property, plant & equipment, net	$45,692	$8,496	$(19)	$(197)	$53,972

8.             Other assets

	December 31, 2005	Additions	Amortization	Write-down	September 30, 2006
Non-hedge derivatives	$207	$—	$—	$(207)	$—
Environmental risk transfer program	1,556	—	(231)	—	1,325
Prepaid financing	—	4	—	—	4
	$1,763	$4	$(231)	$(207)	$1,329

During 2005, the Company purchased 147,000 gold put options as non-hedge derivatives at a cost of $1.1 million with a series of monthly expiries from January 2006 through March 2007, inclusive.  The put options each have a strike price ranging from $400 to $425 per ounce.  Payment of the premiums for these put options is being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.  As a result of decreases in the fair value of the gold put option contracts, the remaining asset value of the put options was written down to zero as of June 30, 2006.

Environmental Risk Transfer Program

Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (see Note 11) also includes a reclamation and mine closure cost cap insurance policy.  The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 6).  If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being depleted over the estimated proven and probable reserves estimated at the inception of the policy.  Depletion of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

9.             Other current liabilities

	September 30, 2006	December 31, 2005
Insurance policy financing note	$927	$423
Current portion of non-hedge derivative premiums payable (Note 10)	251	994
Current portion of capital leases (Note 10)	952	1,429
	$2,130	$2,846

10.          Other long-term obligations

	September 30, 2006	December 31, 2005
Non-hedge derivative premiums payable	$251	$1,062
Capital leases	3,074	3,478
	3,325	4,540
Less current portion:
- Non-hedge derivative premiums payable	(251)	(994)
- Capital leases	(952)	(1,429)
	$2,122	$2,117

11.          Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.  The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon the existing reclamation standards at December 31, 2005 and Canadian GAAP.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group an environmental risk transfer program (Note 8).  The ERTP includes several components: a Commutation Account (Note 6), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending September 30, 2006 and December 31, 2005, respectively:

	September 30, 2006	December 31, 2005
Opening balance	$26,382	$25,766
Accretion	880	1,174
Reclamation costs paid by Company	(362)	(558)
Ending balance	$26,900	$26,382

12.          Common shares

During the nine months ended September 30, 2006, changes in share capital were as follows:

	Shares (000’s)
Balance, December 31, 2005	550,021	$131,804
Issued for cash	28,512	10,192
Issued for cash on exercise of warrants	3,500	1,250
Issued for cash on exercise of incentive stock options	1,150	209
Fair value of stock options exercised (Note 13)	—	115
Common share equivalents expired	(247)	(48)
Equity issuance costs	—	(346)
Activity for the period	32,915	11,372
Balance, September 30, 2006	582,936	$143,176

In January 2006, 247,066 common share equivalents representing the right to exchange the ownership of predecessor common shares to common shares of the Company expired without execution of the exchange right.  The right to exchange common share equivalents was the result of a corporate amalgamation between Queenstake Resources Ltd. and Santa Cruz Gold Inc. where common shares of Santa Cruz Gold Inc. were to be exchanged for common shares of Queenstake Resources Ltd. within a defined time period.  These common share equivalents have been removed from common shares issued and outstanding upon the expiry of the exchange right.

On April 13, 2006, the Company issued 28,512,195 common shares for Cdn $0.41 per share to Newmont Canada Limited (“Newmont”) pursuant to an equity financing by way of private placement for gross proceeds of $10.2 million.  The private placement consisted of 28,512,195 common shares and warrants exercisable to acquire 28,512,195 additional common shares of the Company at a price of Cdn $0.55 per share until April 12, 2010.   Newmont has the right to participate in future equity offerings by the Company to preserve its fully diluted shareholding percentage and has certain additional rights to participate in debt financings until April 13, 2008.  Proceeds are being used to fund exploration and for other corporate uses.

13.          Contributed surplus

	September 30, 2006	December 31, 2005
Balance, beginning of period	$1,973	$1,053
Fair value of stock-based compensation	1,057	579
Fair value of common share equivalents expired	48	—
Fair value of stock options exercised - transferred to share capital (Note 12)	(115)	(22)
Fair value of warrants expired	—	363
Balance, end of period	$2,963	$1,973

14.          Stock options

	Number	Weighted average price per option
	(000’s)	Cdn $
Outstanding, December 31, 2005	13,170	$0.33
Issued	7,045	$0.42
Exercised	(1,150)	$0.20
Cancelled or expired	(1,217)	$0.38
Outstanding, September 30, 2006	17,848	$0.37

On April 6, 2006, 6,845,000 stock options were granted to officers, directors and employees with an exercise price of Cdn $0.42 and an expiry date of April 6, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

On April 17, 2006, 50,000 stock options were granted to an employee with an exercise price of Cdn $0.44 and an expiry date of April 17, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

On August 17, 2006, 150,000 stock options were granted to employees with an exercise price of Cdn $0.37 and an expiry date of August 17, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

The fair value of stock options granted to directors, officers and employees are estimated at the grant date based on the Black-Scholes option pricing model.  From the specific assumptions applied at each respective grant date, the weighted average assumptions for stock options granted are as follows:

	2006	2005
Expected volatility	72%	71%
Risk-free interest rate	4.83%	3.76%
Expected lives	3 years	3 years
Dividend yield	0.00%	0.00%

Weighted average fair value per stock option granted	$0.21	$0.11

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

15.          Convertible securities

For the nine months ended September 30, 2006, share purchase warrants exercised and outstanding were:

	Outstanding at December 31, 2005	Issued in 2006	Exercised in 2006	Expired in 2006	Outstanding at September 30, 2006	Exercise price	Expiry
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
	17,127	—	—	(17,127)	—	0.65	02/10/06
	50,000	—	(3,500)	—	46,500	0.40	03/23/07
	100	—	—	—	100	0.40	03/23/07
	—	28,512	—	—	28,512	0.55	04/12/10
Total Warrants	67,227	28,512	(3,500)	(17,127)	75,112

Fair Value	$14	$—	$—	$—	$14

16.          Supplemental cash flow disclosure

	September 30, 2006	September 30, 2005
Non-cash financing and investing activities
Financing of prepaid insurance	$927	$1,124
Changes in property, plant and equipment expenditures accrued	(1,232)	3,309
Capital lease obligations entered into for new equipment	338	1,748
Change in inventory valuation derived from depreciation, depletion and amortization allocation	426	—
Common shares issued in payment of debt	—	1,250
Warrants issued in payment of debt	—	14
Fair value of stock options exercised and transferred from contributed surplus to share capital	(115)	—
Fair value of common share equivalents expired and transferred to contributed surplus	48	—

Operating activities including interest paid in cash	$207	$372

17.          Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

18.          Commitments

The Company has certain contractual commitments and obligations under capital leases, operating leases and non-hedge derivative financial instrument contracts.  Future payments for those commitments and obligations with initial or remaining terms in excess of one year at September 30, 2006 are as follows:

	Payments due by period
(In thousands of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3,074	$952	$2,122	$—	$—
Operating leases	560	191	369	—	—
Non-hedge derivative financial instruments	250	250	—	—	—
Total material contractual obligations	$3,884	$1,393	$2,491	$—	$—

On April 13, 2006, the Company entered into an agreement with Newmont to purchase and process ore at the Company’s Jerritt Canyon facility.  The Company is committed to purchase 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process purchased ore at a later date, up to a year following the date of delivery.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.  As of September 30, 2006, the Company had received approximately 270,000 tons of ore pursuant to the agreement, of which all but approximately 17,000 tons represent normal scheduled deliveries.

19.                   Subsequent Events

During the month of October 2006, 641,000 common shares were issued pursuant to the exercise of warrants, for gross proceeds of $0.2 million.  Also during October, 90,000 common shares were issued pursuant to the exercise of stock options, for proceeds of less than $0.1 million.

Form 52-109F2 Certification of Interim Filings

I, Dorian Nicol, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending September 30, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)           designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)           designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2006

/s/ Dorian Nicol
Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Eric Edwards, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.             I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending September 30, 2006;

2.             Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.             Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)           designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)           designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2006

/s/ Eric Edwards
Chief Financial Officer